Angela DeVesto Work History

Treasurer, Como Audio Inc.
Como Audio designs, manufactures, and sells smart speakers.
2018 – 2019

Artist Assistant / Jewelry Production, Monique Rancourt Artisan Gallery
Contemporary Jewelry and Art Gallery
2015 – 2018